Litman Gregory Funds Trust
4 Orinda Way, Suite 200-D
Orinda, California  94563

December 31, 2012

VIA EDGAR TRANSMISSION

James O’Connor
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:           Litman Gregory Funds Trust (File Nos. 333-10015 and 811-07763)

Dear Mr. O’Connor:

This correspondence is being filed in response to your December 19, 2012 oral comments and suggestions provided to Eric Pinciss of U.S. Bancorp Fund Services, LLC, regarding the preliminary proxy solicitation materials filed by Litman Gregory Funds Trust (the “Trust”) on December 12, 2012 with the Securities and Exchange Commission (the “SEC”) on Schedule 14A (the “PRE14A”).  Accompanying this correspondence is the Trust’s definitive proxy solicitation materials filed with the SEC on or about December 31, 2012 (the “DEF14A”).  The DEF14A reflects revisions made in response to your comments as well as other necessary changes.  Unless otherwise indicated, all references to page numbers herein are made with respect to the DEF14A, and capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the DEF14A.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are organized in the same fashion as presented by you and are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the staff of the SEC, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

1.	On page 2, please discuss whether an interim investment advisory agreement will be used such that Rule 15a-4 under the 1940 Act will be applicable.

The Trust respectfully declines to make the requested revision.  An interim investment advisory agreement will not be used because the closing of the Transaction, which will result in the change of control of the Advisor and the automatic termination of the Current Advisory Agreement, will not occur until after the Special Meeting currently scheduled for March 15, 2013.  Therefore, the New Advisory Agreement will go into effect and replace the Current Advisory Agreement immediately upon the closing of the Transaction, eliminating the need for an interim investment advisory agreement.  Accordingly, the Trust believes it is not necessary to discuss the use of an interim investment advisory agreement as provided by Rule 15a-4 under the 1940 Act.

2.	On Page 3, please explain how the expected increase in each Fund’s operating expense ratio of less than 0.01% was calculated.

The Trust responds by adding an explanation on page 3 that the estimated one-time increase of less than 0.01% in each Fund’s operating expense ratio as a result of the expenses of this solicitation of proxies was calculated by allocating such expenses across the Funds, based on the average net assets of each Fund.

3.
On page 4, please note that shareholders are not being asked to elect a new Trustee to fill Mr. Battle’s vacancy on the Board under Proposal 2 and that should Proposal 2 not be approved at the Special Meeting, shareholders will then be required to vote on such matter.

The Trust respectfully disagrees with the presumption that shareholders will be required to elect a new Trustee to fill Mr. Battle’s vacancy on the Board if Proposal 2 is not approved because one or more Interested Trustees may resign, after which a majority of the Trustees would be Independent Trustees and would have been elected by shareholders.  In that event, the size of the Board would be reduced, and it would not be necessary for shareholders to elect a new Trustee to fill Mr. Battle’s vacancy on the Board.

4.           On page 5, please provide the estimated expenses of this solicitation of proxies.

The Trust provided the estimated expenses of this solicitation of proxies of approximately $75,000 under “Who is [__________]?” in the PRE14A.  The estimated expenses of this solicitation of proxies have been updated to approximately $100,000 as disclosed under “Who is AST Fund Solutions?” on page 5 of the DEF14A.

5.           On page 6, please customize the required vote language for the two Nominees.

The Trust responds by revising the relevant disclosure as requested.

6.	On page 6, under “What will happen if there are not enough votes to approve the Proposals,” please discuss whether broker non-votes will have any effect on the approval of the Proposals?

The Trust respectfully declines to make the requested change because it believes that the effect of broker non-votes on the approval of the Proposals is discussed sufficiently under “How do I vote my shares?” on page 6.

7.	On page 12, please provide additional disclosure on the expected benefits and costs to shareholders associated with the approval of Proposal 1.

The Trust respectfully declines to add the requested disclosure on page 12 because the expected benefits and costs to shareholders associated with the approval of Proposal 1are discussed under “Considerations Specific to the Transaction” on page 15.  The Trust has revised the relevant disclosure under “Considerations Specific to the Transaction” on page 15 to enhance the relevant disclosure and to make the relevant disclosure more prominent.

8.             On page 17, please provide a reason why Mr. Battle has decided to resign.

The Trust responds by adding an explanation on page 17 that Mr. Battle has decided to resign for personal reasons.

9.
On page 17, please insert the requirement pursuant to Section 16(a) of the 1940 Act that in the event that at any time less than a majority of the Trustees of the Trust then holding office were elected by shareholders, a shareholder meeting to elect Trustees will be held as promptly as possible and in any event within 60 days.

The Trust responds by adding the requested disclosure.

10.	On page 17, at the end of the last sentence of the last paragraph under “Background,” please insert “to fill the vacancy that resulted from Mr. Battle’s resignation.”

The Trust responds by revising the relevant disclosure in the last paragraph under “Background” on page 17 to state as follows:

If shareholders do not elect Messrs. Shefrin and DeGroot, they would continue serving on the Board but would not be considered to have been elected by shareholders.  This could cause another proxy solicitation to be required to fill a Board vacancy in the future.  Such additional proxy solicitation will not be needed if Messrs. Shefrin and DeGroot are elected to the Board at the Special Meeting.

The Trust respectfully declines to make the suggested change because, as discussed under Response 3 above, in the event that Proposal 2 is not approved, shareholders may not necessarily be required to elect a new Trustee to fill Mr. Battle’s vacancy on the Board.  However, the Trust has revised the relevant disclosure to clarify the possible consequences if Proposal 2 is not approved.

11.
On page 18, please describe the criteria by which the Board determined that Mr. Shefrin is “independent.”  Please confirm whether the Board referred to the criteria set forth in the “Role of Independent Directors of Investment Companies,” Investment Company Act Release No. 24082 (Oct. 14, 1999), and “Interpretive Matters Concerning Independent Directors of Investment Companies,” Investment Company Act Release No. 24083 (Oct. 14, 1999) (together, the “Releases”).

The Trust responds by adding the following disclosure as a footnote to the “Independent Trustees/Independent Nominee” table on page 18;

** The Board considered various factors in determining that Mr. Shefrin is not an “interested person” of the Trust, as defined in the 1940 Act, including, but not limited to, his principal occupation, professional or personal affiliations, family relationships and existing or past directorships,

The Trust confirms that the Board considered the criteria set forth in the Releases in determining Mr. Shefrin’s independence.

12.
On page 21, please discuss why the Trust has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Trust as required by Item 407(h) of Regulation S-K pursuant to Item 22(b)(11) of Schedule 14A.

The Trust responds by revising the relevant disclosure on page 21 to state as follows:

The Board has structured itself in a manner that it believes allows it to perform its oversight function effectively. It has established three standing committees, an Audit Committee, a Nominating Committee and a Valuation Committee, which are discussed in greater detail under “Board Meetings and Board Committees” below.  More than 50% of the members of the Board are Independent Trustees2, and each of the Audit Committee and Nominating Committee are comprised entirely of Independent Trustees.  The Board does not currently have a designated lead Independent Trustee because the Independent Trustees prefer that they remain equally involved in Board matters.  The Independent Trustees have also engaged their own independent counsel to advise them on matters relating to their responsibilities in connection with the Trust.  Presently, Mr. Gregory serves as the Chairman of the Board and President of the Trust and the Advisor.  Mr. Gregory is an “interested person” of the Trust, as defined in the 1940 Act, by virtue of his employment relationship with the Advisor.  In developing the Board’s structure, the Board has determined that Mr. Gregory’s history with the Trust, familiarity with the Funds’ investment objectives and extensive experience in the field of investments qualify him to serve as the Chairman of the Board.  The Board reviews its leadership structure periodically as part of its annual self-assessment process and believes that the involvement of all of the Independent Trustees and the function and composition of the Audit Committee and Nominating Committee appropriately address any potential conflicts of interest that may arise from the Chairman’s status as an Interested Trustee.  Accordingly, the Board believes its structure is appropriate to enable it to exercise its oversight of the Trust.

13.	Please confirm that Items 22(b)(6) – (11) of Schedule 14A do not apply.

The Trust responds by confirming that except for Item 22(b)(11) with respect to disclosure required by Item 407(h) of Regulation S-K, which relates to board leadership structure and role in risk oversight and is discussed in the DEF14A, Items 22(b)(6) – (11) of Schedule14A do not apply.

14.	Please confirm that Item 22(b)(12) of Schedule 14A does not apply.

The Trust responds by confirming that Item 22(b)(12) of Schedule 14A does not apply.

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I trust that the above responses and revisions adequately address your comments.  If you have any questions or comments regarding this filing, please do not hesitate to contact the undersigned at (925) 254-8999.

Sincerely,

/s/ John M. Coughlan

John M. Coughlan
Treasurer and Chief Compliance Officer
Litman Gregory Funds Trust

Enclosures

cc:
Mitchell E. Nichter, Esq., Paul Hastings LLP
Eric W. Pinciss, Esq., U.S. Bancorp Fund Services, LLC